SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of June 2018

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes	No	X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

An announcement regarding proposed issuance of exchangeable corporate bonds by the controlling shareholder of China Petroleum & Chemical Corporation (the “Registrant”), made by the Registrant on June 15, 2018.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 00386)

Overseas Regulatory Announcement
The Proposed Issuance of Exchangeable Corporate Bonds by the Controlling Shareholder

This announcement is made pursuant to Part XIVA of the Securities and Futures Ordinance and Rules 13.09(2)(a) and 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The Board and all directors of the Company warrant that there are no false representations, misleading statements or material omissions contained in this announcement and severally and jointly accept full responsibility for the authenticity, accuracy and completeness of the information contained herein.

China Petroleum & Chemical Corporation (the “Company”) recently received a written notification (the “Notification”) from China Petrochemical Corporation, the controlling shareholder of the Company, informing the Company that China Petrochemical Corporation proposed to issue exchangeable corporate bonds (“Exchangeable Corporate Bonds”) exchangeable into part of the A shares of the Company currently held by China Petrochemical Corporation in installments.

China Petrochemical Corporation currently directly holds 85,792,671,101 A shares of the Company, representing 70.86% of the total issued share capital of the Company. According to the Notification, China Petrochemical Corporation proposed to issue Exchangeable Corporate Bonds in installments with a term not exceeding five years and proceeds not exceeding RMB50 billion. Subject to the fulfillment of conditions to exchange, the holders of Exchangeable Corporate Bonds will be entitled to exchange their Exchangeable Corporate Bonds into A shares of the Company within the exchange period of Exchangeable Corporate Bonds.

According to the Notification, the issuance of Exchangeable Corporate Bonds has been approved by the State-owned Assets Supervision and Administration Commission of the State Council, and is still subject to approval from the China Securities Regulatory Commission. The final plan for the issuance of Exchangeable Corporate Bonds will be determined based on market conditions after obtaining above-mentioned approval. The Company will disclose information in relation to the issuance of Exchangeable Corporate Bonds and subsequent events in a timely manner in accordance with the relevant regulatory requirements.

By Order of the Board
China Petroleum & Chemical Corporation
Huang Wensheng
Vice President and Secretary to the Board of Directors

Beijing, the PRC,
15 June 2018

As of the date of this announcement, directors of the Company are: Dai Houliang#, Li Yunpeng* , Ma Yongsheng# , Ling Yiqun# , Liu Zhongyun# , Li Yong* , Tang Min+ , Fan Gang+, Cai Hongbin+, Ng, Kar Ling Johnny+

#  Executive Director
*  Non-executive Director
+  Independent Non-executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By:	/s/ Huang Wensheng

Name: Huang Wensheng

Title: Vice President and Secretary to the Board of Directors

Date: June 19, 2018